Exhibit 99(a)
New Siemens Structure — Description of Sectors and Divisions
Industry Sector
The Industry Sector offers sustainable solutions for efficient use of resources and energy, integrated technologies for best-in-class productivity and flexibility, and holistic solutions for infrastructure and mobility. Its portfolio ranges from industry automation and drives products and services to building, lighting and mobility solutions and services and system integration and solutions for plant business. The portfolio is based on common Hardware and Software platforms creating customer benefits in integration. The Sector is primarily comprised of the business activities of the former Groups Automation and Drives (A&D), Industrial Solutions and Services (I&S), Transportation Systems (TS), Siemens Building Technologies (SBT) and Osram.
The business portfolio of the Industry sector is broken down into the six divisions Industry Automation, Drive Technologies, Building Technologies, Osram, Industry Solutions and Mobility:
Industry Automation
The Siemens Industry Automation Division offers automation systems, low-voltage switchgear and industrial software. Its portfolio ranges from standard products for the manufacturing and process industries to solutions for whole industrial sectors that encompass the automation of entire automobile production facilities and chemical plants. Industry Automation optimizes the entire value added chain of manufacturers starting from product design and development to production, sales and a wide range of maintenance services.
Drive Technologies
The Siemens Drive Technologies Division offers products and services for production machinery and machine tools. Drive Technologies offers integrated technologies that cover the entire drive train with electrical and mechanical components. This includes standard products but also encompasses industry-specific control and drive solutions for wind power, metal forming, printing and electronic manufacturing as well as solutions for glass, wood, plastic, ceramic, textile and packaging equipment and crane systems. The services provided by the Division include mechatronics support in addition to online services for web-based fault management and preventive maintenance.
Building Technologies
The Building Technologies Division bundles Siemens’ offerings for building safety and security, comfort, automation and operations both as solution and service provider as well as a manufacturer of products and systems. The spectrum of products ranges from heating and ventilation control systems, to security and fire safety systems and includes now also the electrical installation equipment business for buildings, formerly operated within A&D Group.
Osram
OSRAM supplies lighting solutions for all aspects of life and living providing its customers with an extensive product portfolio of lamps, opto-electronic semiconductor light sources such as light emitting diodes (LEDs), LED systems and LED luminaires, relevant electronic equipment, and lighting management systems.

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Exhibit 99(a) — (continued)
Industry Solutions
Industry Solutions is the systems integrator and solutions provider for plant business, and covers planning and construction, operation and maintenance over a plant’s entire life-cycle. The Division has the process know-how for increasing the productivity and competitiveness of enterprises in various industries, and meets the need for environmentally compatible solutions with its water processing and raw material processing systems.
Mobility
With its Complete Mobility approach, the Division is pursuing the goal of networking various transportation systems with one another in order to move people and goods efficiently. Complete Mobility combines the competencies in operating systems for rail and road traffic with solutions for airport logistics, postal automation and rail electrification, as well as rail vehicles for mass transit, regional and long-distance transportation.
Energy Sector
The Siemens Energy Sector primarily addresses energy providers, but also industrial companies particularly in the oil and gas industry. The Energy Sector offers a complete spectrum of products, services and solutions for the generation, transmission and distribution of power, and for the extraction, conversion and transport of oil and gas. Siemens Energy essentially comprises the business activities of the former Power Generation (PG) and Power Transmission and Distribution (PTD) Groups, and the Oil and Gas activities of the former Industrial Solutions and Services (I&S) Group. Merging these businesses offers new opportunities, particularly for sales and marketing, as well as cross-selling. With a more extensive service network, the Sector will be even closer to its customers. In addition, the merger is expected to offer synergy potential in areas like research and development. In the rapidly growing global wind power market, the Energy Sector not only builds off- and onshore wind farms, but also ensures their efficient linking to power grids.
The business portfolio of the Energy sector is broken down into the six divisions Fossil Power Generation, Renewable Energy, Oil & Gas, Energy Service, Power Transmission and Power Distribution:
Fossil Power Generation
The Fossil Power Generation Division offers high-efficiency products and solutions for fossil-based power generation. The offerings extend from gas and steam turbines via generators to turnkey power plants. The division also develops process instrumentation & control systems for all types of power plants. Furthermore, the division has stakes in joint ventures such as AREVA NP in the nuclear power sector and in the Russian power plant supplier Power Machines. The division is also represented in a number of joint ventures in China.
Renewable Energy
The Renewable Energy Division bundles Siemens` activities in the wind power business for off- and onshore wind parks. Siemens is also involved in hydro power business through the joint venture Voith Siemens Hydro Power Generation.

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Exhibit 99(a) — (continued)
Oil & Gas
The Oil & Gas Division supplies products and solutions used for the extraction, transport and processing of oil and gas. The portfolio includes solutions for power generation and distribution, compressors with electrical and mechanical drives, process and automation technology, water management and integrated IT solutions.
Energy Service*
The Energy Service Division offers comprehensive services for complete power plants and for rotating machines such as gas and steam turbines, generators and compressors. These services utilize advanced plant diagnostics and systems engineering. The division is also responsible for the provision of emissions control services and systems as well as for power plant maintenance and even plant operation.
Power Transmission
The portfolio of the Power Transmission Division covers high-voltage transmission solutions, high-voltage switching products and systems, and innovative DC and AC transmission systems. Turnkey substations and power transformers round out the offerings.
Power Distribution
The Power Distribution Division combines medium-voltage components and systems, power automation solutions and services for power equipment and networks.
Healthcare Sector
The Healthcare Sector develops, manufactures and markets diagnostic and therapeutic systems, devices and consumables, as well as information technology systems for clinical and administrative purposes. The Sector provides technical maintenance, professional and consulting services, as well as financing services together with Siemens Financial Services. The Sector comprises the former Medical Solutions Group (Med). Following the acquisition of DPC, Bayer Diagnostics and Dade Behring, Siemens formed an integrated healthcare company, offering its customers a unique and comprehensive portfolio of medical solutions across the value-added chain — ranging from medical imaging, in-vitro diagnostics, interventional systems to clinical IT — all from a single source.
The business portfolio of the Healthcare sector is broken down into the three divisions Imaging & IT, Workflow & Solutions and Diagnostics:
Imaging & IT
The Imaging & IT Division comprises our medical imaging systems, including leading x-ray, computed tomography, magnetic resonance, molecular imaging and ultrasound systems, used for diagnostic and interventional purposes. The Division also includes information technology systems, which are used to digitally store, retrieve and transmit medical images and other clinical and administrative information, including knowledge-based technologies for assisting diagnoses, facilitating efficient workflows in health care environments.
Workflow & Solutions
Workflow & Solutions provides integrated solutions for disease areas such as cardiology, oncology, women’s health, urology, surgery and audiology. The portfolio includes mammography systems, oncology care systems (traditional radiation therapy systems and particle therapy) and hearing aids. It also provides turnkey solutions (including national health IT systems, solutions for complete clinics) and consulting services.
Diagnostics
The Diagnostics Division comprises our in-vitro diagnostics businesses, combining the acquisitions of DPC, Bayer Diagnostics and Dade Behring. Our portfolio covers a comprehensive spectrum of diagnostic testing systems and consumables, including clinical chemistry and immune diagnostics, nucleic acid testing, hemostasis, microbiology, point-of-care applications and laboratory automation solutions.

*	Renamed from Service Rotating Equipment.

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